Exhibit a(5)(A)

                              FOR immediate RELEASE




Investors:                                                Media:
Emer Reynolds                                             Anita Kawatra
Ph:  353-1-709-4000                                       Ph:  212-407-5755
     800-252-3526                                              800-252-3526


     ELAN announces commencement of tender period for lyons(TM) due 2018 Dublin, Ireland, november 14, 2003-- Elan Corporation, plc (NYSE: ELN) today announced that holders of Liquid Yield Option(TM) Notes due 2018 (Zero Coupon--Subordinated) (the "LYONs") issued by its wholly-owned subsidiary, Elan Finance Corporation Ltd., have the right to surrender their LYONs for purchase during the period that begins today and ends on Monday, December 15, 2003. Pursuant to the indenture under which the LYONs were issued in December 1998, each holder of LYONs has the right to require Elan to purchase, until 5:00 p.m., New York time, on Monday, December 15, 2003, such holder's LYONs at a price equal to $616.57 per $1,000 principal amount at maturity of the LYONs.

Under the terms of the LYONs, Elan had the option to pay for the LYONs in cash, in American Depositary Shares ("ADSs"), representing Ordinary Shares, of Elan, or in any combination of cash and ADSs. Elan has elected to pay for the LYONs in cash. The aggregate principal amount due at maturity for all outstanding LYONs is approximately $801.2 million. If all outstanding LYONs were surrendered for purchase, the aggregate cash purchase price would be approximately $494 million. Elan intends to use a portion of the net proceeds from its recently completed offerings of Ordinary Shares and 6.5% Guaranteed Convertible Notes due 2008 to repurchase the LYONs.

In order to surrender LYONs for purchase, holders must deliver a purchase notice to The Bank of New York, the trustee and paying agent for the LYONs, on or before 5:00 p.m., New York time, on Monday, December 15, 2003. Holders may withdraw any LYONs previously surrendered for purchase at any time prior to 5:00 p.m., New York time, on Monday, December 15, 2003.


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Elan Announces Commencement of Tender Period for LYONs(TM) due 2018
Page 2


Elan filed a Tender Offer Statement on Form TO with the Securities and Exchange Commission today. Elan will make available to LYONs holders, through The Depository Trust Company, documents specifying the terms, conditions and procedures for surrendering for purchase and withdrawing LYONs. LYONs holders are encouraged to read these documents carefully before making any decision with respect to the surrender of LYONs, because these documents contain important information regarding the details of Elan's obligation to purchase LYONs.

The LYONs are exchangeable into 13.75 Elan ADSs per $1,000 principal amount at maturity of LYONs, subject to certain conditions set forth in the indenture and in the LYONs, and subject to adjustment under certain circumstances.

This press release does not constitute an offer to purchase LYONs. The offer to purchase is made solely by Elan's notice dated November 14, 2003.

About Elan
Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Irish Stock Exchanges.

The recent offerings of Ordinary Shares and Guaranteed Convertible Notes were made outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act of 1933, as amended (the "Securities Act"). The Ordinary Shares, the Guaranteed Convertible Notes, the guarantee of the Guaranteed Convertible Notes and the shares to be issued upon conversion of the Guaranteed Convertible Notes have not been and will not be registered under the Securities Act and, unless so registered, may not be offered, sold or distributed within the United States or to U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. This release does not constitute an offer to sell or the solicitation of an offer to buy any Guaranteed Convertible Notes or Ordinary Shares.

This document contains forward-looking statements about Elan's financial condition, results of operations and business prospects that involve substantial risks and uncertainties. You can identify these statements by the fact that they use words such as "anticipate", "estimate", "project", "envisage", "intend", "plan", "believe" and other words


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Elan Announces Commencement of Tender Period for LYONs(TM) due 2018
Page 3

and terms of similar meaning in connection with any discussion of future operating or financial performance or events. Among the factors that could cause actual results to differ materially from those described herein are the following: the outcome of Elan's recovery plan and its ability to maintain flexibility and maintain sufficient cash, liquid resources, and investments and other assets capable of being monetised to meet its liquidity requirements; the outcome of the ongoing SEC investigation and the shareholder and other pending litigation; the success of research and development activities and the speed with which regulatory authorisations and product launches may be achieved; competitive developments affecting Elan's current products; the ability to successfully market both new and existing products; difficulties or delays in manufacturing; the ability to meet generic and branded competition after the expiration of Elan's patents; the trend towards managed care and health care cost containment; possible legislation affecting pharmaceutical pricing; exposure to product liability and other types of lawsuits; Elan's ability to protect its intellectual property; interest rate and foreign currency exchange rate fluctuations; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; general changes in U.S. and Irish generally accepted accounting principles; growth in costs and expenses; changes in product mix; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2002, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.